Mail Stop 4720

July 1, 2009

Mr. Joseph B. Selner
Chief Financial Officer
Associated Banc-Corp
1200 Hansen Road
Green Bay, Wisconsin 54304

> **Re:** **Associated Banc-Corp**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed February 26, 2009**
> **File No. 001-31343**

Dear Mr. Selner:

We have completed our review of your Form 10-K for Fiscal Year Ended December 31, 2008 and have no further comments at this time.

Sincerely,

Kevin W. Vaughn
Branch Chief